

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Mr. Andrew Granger
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

Re: Mesa Air Group, Inc.
Form 10-K for the Fiscal Year ended September 30, 2020
Exhibit Nos. 10.20.1, 10.20.2, 10.20.5
Filed December 14, 2020
File No. 001-38626

Dear Mr. Granger:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance